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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHBRIDGE, INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           Texas                                              061538201
-------------------------------                           ----------------
(State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization                           Identification No.)

1177 West Hastings Street, Suite 1818, Vancouver, BC Canada          V6E2K3
-----------------------------------------------------------        ----------
        (Address of Principal Executive Offices)                   (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (604) 602-1717
                                                   --------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
------------------------------       ----------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
------------------------------       ----------------------------------------

Common Stock, $0.0001 Par Value                 OTC Bulletin Board
-----------------------------------------------------------------------------


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                                TABLE OF CONTENTS

                                                               PAGE
                       PART I

ITEM 1. Description of Business...............................   3
Our Corporate History.........................................   3
Our Business..................................................   4
Reports to Securities Holders.................................   5
Risk Factors..................................................   5
ITEM 2. Management's  Discussion  and  Analysis  or Plan of
     Operations...............................................  12
ITEM 3. Description of Properties.............................  13
ITEM 4. Security  Ownership  of  Certain  Beneficial Owners
     and Management...........................................  14
ITEM 5. Directors and Executive Officers, Promoters and
     Control Persons..........................................  15
ITEM 6. Executive Compensation................................  16
ITEM 7. Certain Relationships and Related Transactions........  18
ITEM 8. Description of Securities.............................  18



                       PART II

ITEM 1. Market  Price  Of And  Dividends  On The Registrant's
     Common Equity And Related Stockholder Matters............  19
ITEM 2. Legal Proceedings.....................................  20
ITEM 3. Changes And Disagreements With Accountants On
     Accounting And Financial Disclosure......................  20
ITEM 4. Recent Sales Of Unregistered Securities...............  20
ITEM 5. Indemnification Of Directors And Officers.............  20

                       PART III


ITEM 1. Index To Exhibits.....................................  21
ITEM 2. Description of Exhibits...............................  22
ITEM 3. Signatures............................................  23
Financial Statements And Exhibits.............................  F-1





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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Information Regarding Forward Looking Statements: The statements contained in this Form 10-SB that are not historical fact are "forward-looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimates," "projects," "believes," "expects," "may," "will," "should," "intends," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as the timing, costs and scope of acquisition of, or investments in, existing businesses, the revenue and profitability levels of such businesses, and other matters contained above and herein in this Form 10-SB regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based upon a variety of assumptions relating to our business which, although we consider reasonable, may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this Form 10-SB. These forward-looking statements are based on our current expectations, and we assume no obligation to update this information. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

ITEM 1. DESCRIPTION OF BUSINESS

Our Corporate History


         We were incorporated under the laws of the State of Texas on February 17, 1993 under the name of "GFB Alliance Services, Inc." On July 24, 1997, we amended our Articles of Incorporation to, among other things, change our name to "World Staffing II, Inc." On November 3, 1998, we further amended our Articles of Incorporation to change our name to "WattMonitor, Inc." We amended our Articles of Incorporation again on May 13, 1999 to, among other things, change our name to Healthbridge, Inc. We are filing this Form 10-SB on a voluntary basis under the Securities Exchange Act of 1934 (the "Exchange Act") in order to be eligible for quotation on the OTC Bulletin Board.


         We were originally organized for the purpose of providing specialized personnel placement and employee leasing services to businesses. However, we abandoned that project and remained essentially dormant until December 29, 1998, when we entered into a letter of intent to acquire all of the issued and outstanding stock of Healthbridge, Inc., a Delaware corporation ("Healthbridge Delaware"). Healthbridge Delaware was a newly formed entity that had acquired the right to purchase the assets and certain liabilities of Roatan Medical Technologies, Inc., Wintex Corporation, Roatan Medical Services, Inc. and United Services, Inc. (collectively, the "Roatan Companies"). The Roatan Companies developed and operated a proprietary medical waste treatment system called the Redloc II Waste Disposal System, as more fully described below ("Redloc II"). The Roatan Companies also acquired the rights to the



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microwave waste sterilization patent on which the Redloc II system is based, as more fully described elsewhere herein.

         Healthbridge Delaware acquired the assets and certain liabilities of the Roatan Companies on January 27, 1999. Shortly thereafter, we entered into a merger agreement with Healthbridge Delaware whereby we merged with Healthbridge Delaware and we were the surviving corporation. Under the merger agreement, each of the issued and outstanding shares of Healthbridge Delaware common stock was converted into the right to receive one share of our common stock. The merger was completed May 13, 1999 after it was approved by the shareholders of both companies.

Our Business


         We have developed, and intend to enhance and market the Redloc II Waste Disposal System. The Redloc II Waste Disposal System allows waste handlers to collect and dispose of regulated medical waste, with minimal risk of exposure to the waste handlers and others.

         Medical waste includes barrier items such as gloves, masks and disposable gowns, intravenous bags used for blood transfusions, and items contaminated by any body fluids during routine medical and dental office visits, surgery or autopsy, including needles and surgical implements. Medical waste is disposed of in specially-marked plastic bags in or near the area where it is generated. For example, gloves used in surgery are disposed of in the operating room. Most medical waste disposal methods require waste handlers to transport the plastic bags containing medical waste from the area where the waste is generated to an offsite facility where the waste is sterilized and destroyed.

         The Redloc II system allows waste handlers to sterilize and dispose of medical waste on-site at the hospital or other facility where it is first placed into a plastic bag. The Redloc II system consists of two vessel halves resembling half-globes that are moveable with respect to one another such that the upper vessel may be lowered onto the lower vessel. The upper vessel seats itself directly onto a rubber O-ring attached to the lower vessel. The O-ring allows the two vessels to form a seal, resulting in a globe-shaped chamber that can be pressurized.

         The Redloc II system operates by placing a bag containing medical waste into a special receptacle and then closing the two vessel halves around the receptacle. Once closed, the Redloc II system's operator sterilizes the plastic bag and medical waste using microwaves and a small amount of water to heat and pressurize the chamber. The automated system is controlled by a computer which monitors the process to achieve sterilization. Through the Redloc II system, the plastic bag and medical waste are sterilized and reduced to safe end-products that are ready for shredding, transport or other disposal as normal waste. The process produces no by-products that require subsequent treatment prior to disposal.

         The Redloc II system does not require employees to either handle contaminated waste or maintain contaminated waste disposal equipment. The problem of infection of hospital employees and even unrelated persons from medical waste contaminated with viruses such as HIV and Hepatitis, and the inability to dispose of untreated waste, are changing the way in which medical waste will be handled in the future. The most prevalent method of sterilization, incineration, involves burning the medical waste at an approved incinerator facility. Incineration emits smoke containing particulates considered dangerous by the U.S. Environmental Protection Agency. On September 30, 1999 the EPA, in its final ruling entitled Final Standards for Hazardous Air Pollutants for Hazardous Waste Combustors, required medical waste incinerators to significantly reduce the quantity of certain harmful particulates emitted by medical waste incineration. Incinerators that produce unacceptable levels of the particulates must be upgraded to ensure compliance with the rule by September 30, 2002. We believe that the new EPA regulations will cause incinerators to become more scarce and expensive to operate.

         Until June 26, 2000, we operated a Redloc II beta-test system installed at the Presbyterian Hospital in Dallas, Texas. The beta-test system was purchased by Presbyterian Hospital for $275,000 in 1996. The beta-test system began operations on October 9, 1996, pursuant to an agreement dated the same day. Our agreement with the Presbyterian Hospital obligates us to operate the Redloc II system and bear the cost of any shortfall in disposal capacity up to 1,470 pounds per day at a cost of $0.23/per pound, and to reimburse Presbyterian Hospital for labor costs associated with such shortfall at $8.30/hour. The beta-test system experienced problems with throughput (ie, the



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amount of medical waste that can be processed over a specified time period), such that the beta-test system produced a steady shortfall in disposal capacity. Presbyterian Hospital shut down the beta-test system's operations on June 26, 2000, and has informally notified us that it intends to terminate our agreement at some unspecified date due to our inability to make timely shortfall reimbursements and due to the aging nature of the equipment at the hospital. Because of our shortage of funds we cannot currently replace or upgrade the equipment. The agreement expires by its own terms on October 9, 2000. We do not intend to enter into additional beta-testing agreements at other facilities. In the past, we have paid Presbyterian Hospital up to $5,000 per month due to such shortfall. The average cost per month of our shortfalls during the past year was $2,000. As of July, 2000, the date of our last invoice from Presbyterian Hospital, we owed $8,577.16. Our total expense due to shortfalls since we began operating the beta- test system in 1996 is $51,947.61.




         Our only developmental activities to date have been to observe the beta-test system and to plan design modifications that might increase throughput. Based on our observation of the beta-test system, we believe our shortfall in throughput stems from the Redloc II system's seal design. The Redloc II system is composed of an upper and lower vessel that are sealable and resealable, as described above. The edge of each vessel ends in a flat lip that extends out several inches. The O-ring is affixed to the lower vessel's lip.
At present, the upper vessel is designed to be lowered so that the lip on the upper vessel lies flat against the O-ring to create a seal. Often, the upper vessel is not properly aligned when lowered. Misalignment creates a weak seal, and sometimes requires that the sterilization process be halted so that the upper vessel can be raised and lowered again until a better seal is obtained. Repeated raising and lowering of the upper vessel also causes wear and tear to the O-ring, which results in a weaker seal between the upper and lower vessels. A weak seal inhibits the Redloc II system's ability to generate pressure within the chamber and requires that medical waste remain in the chamber for a longer period of time before sterilization is achieved. Wear and tear also results in downtime for the Redloc II system when a new O-ring must be installed.
Replacing the O-ring takes at least one day because the O-ring must be glued to the lower vessel's lip and the glue must be allowed to set over a 24-hour period. On average during the last year, we replaced the O-ring on the beta-test system once per month.



         We believe that we can modify the seal mechanism to enhance the system's efficiency by replacing the vessels' flat lips with raised, toothed tracks. We anticipate that the "teeth" of the tracks will be u-shaped and will interlock when the upper vessel is lowered onto the lower vessel. We intend to affix the O-ring along the toothed track of the lower vessel, and believe that this design will enhance the alignment between the upper and lower vessels and create a tighter seal. We expect this modification to increase the Redloc II system's current throughput by 20%. We also expect that the O-ring will need to be replaced only once every three months. We estimate that this modification will cost approximately $30,000 and take approximately three months to design and produce. We anticipate beginning work on this enhancement as soon as we are able to raise $30,000 in addition to the $300,000 we expect to raise in the 2000 Offering (discussed below). See "Risk Factors - We May Not Be Able To Raise Sufficient Capital to Continue Our Operations".



         We do not presently generate profits and we expend approximately $25,000 per month on salaries and operations (not including expenses owed to the Presbyterian Hospital due to shortfall). At present, we do not have the capital necessary to carry out business activities or exploit our technology. We are in the process of raising up to $500,000 through a private placement of up to 1,000,000 units (each consisting of one share of our common stock and one common stock purchase warrant exercisable at $0.50 (the "2000 Offering"). We anticipate that, if successful, the funds generated by the 2000 Offering will permit us to continue our operations for approximately six months, after which time we will need to raise additional capital. In February 1999 we sold 450,000 shares of our common stock and raised $900,000. Since we were able to raise a total of $900,000 in that offering, we believe that we have the capability to raise $300,000 at this time. See "Part II-Item 4. Recent Sales of Unregistered Securities". As of June 28, 2000, we have sold 290,000 units and raised $145,000 in the 2000 Offering. Any funds raised in the 2000 Offering will be used first for working capital and general corporate purposes, including the payment of certain past due obligations (including legal, accounting and consulting fees of approximately $86,606.02). We also expect to use some of the funds raised in the 2000 Offering to pay accounting (estimated at $6,500), legal (estimated at $18,600), printing (estimated at $900) and other miscellaneous costs associated with filing this Registration Statement. Assuming we raise $300,000 in the 2000 Offering, we intend to allocate the proceeds as follows:




Cost of the 2000 Offering................              $32,000.00                          11%
Past Due Legal Fees.......................             $58,606.02                          19%
Past Due Accounting Fees..................              $3,000.00                           1%
Past Due Consulting Fees..................             $25,000.00                           8%
Registration Under the Exchange Act.......             $30,000.00                          10%
Working Capital and General
  Corporate Purposes......................            $151,393.98                          51%
Total.....................................            $300,000.00                         100%



         At present, we have prior obligations of approximately $472,621 outstanding (including consulting fees of $40,000 owed to our director, Wilhelm Liesner). If we are required to pay all of our outstanding obligations out of the proceeds of the 2000 Offering, the remaining funds raised by the 2000 Offering, if any, may not be adequate to continue our operations. In any event, we will have to raise funds in addition to any funds raised in the 2000 Offering in order to develop our Redloc II system. We plan to raise such additional funds through private placements of our common stock.



         Our principal market for the Redloc II system is hospitals. Other potential markets into which we might expand include medical and dental offices, blood banks, nursing homes, outpatient offices, veterinary clinics and funeral homes. We anticipate that we will be most dependent upon hospitals as customers because hospitals produce more medical waste than smaller facilities and are more likely to have a need for an on-site medical waste disposal facility.



         We are not currently manufacturing Redloc II systems. We anticipate that component parts for the Redloc II system, including any modification to our current design, will be built by as yet undetermined third-party suppliers. See "Risk Factors - We Have Limited Research and Design Capability and Must Depend Upon Third Parties To Build Our Redloc II System". Once received, we anticipate that the components will be assembled at our warehouse and the finished Redloc II system shipped to the customer directly. As part of the cost of the Redloc II system, we anticipate that we would train our customer's personnel to operate the Redloc II system. We also anticipate providing maintenance for the Redloc II system at an additional billable cost.



         Our competition comes from other sources of medical waste sterilization and disposal. We estimate that incineration accounts for approximately 65% of the medical waste disposal market and autoclaving (the use of steam to heat medical waste to a high temperature for a period of time sufficient to destroy any pathogens) accounts for approximately 25%. We further estimate that alternative treatment technologies such as the Redloc II system, other microwave-based units and chemical treatment systems account for the remaining 10% of the medical waste disposal market. We believe that the Redloc II system has a competitive advantage over incineration because it does not emit harmful pathogens and because the cost of incineration is likely to rise in light of the recent EPA regulations. Autoclaving requires that waste handlers open the medical waste bag and evenly spread out medical waste so that the steam can penetrate and sterilize it. We believe the Redloc II system has a competitive advantage over autoclaving because it does not require waste handlers to come into contact with medical waste. We believe we are competitive relative to other alternative technologies because the Redloc II system is based upon our Microwave Patents (as defined below). See "Risk Factors - Our Redloc II System Depends Upon Our Microwave Patent" and "Legal Proceedings".



         The technology underlying the Redloc II system does not produce air emissions subject to regulation by the EPA. The Redloc II system is subject to regulation by the EPA as a device under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"). Under FIFRA, we are subject to a number of requirements, including:

       - Requirements regarding books and records under FIFRA Section 8 and 40 CFR Part 169 (we must maintain books and records subject to inspection);

       - Requirements regarding inspection under FIFRA Section 9 (we may be subject to inspections by EPA officials);

       - Requirements regarding violations, enforcement activities and penalties under FIFRA Sections 12-14 (we could be penalized for failing to comply with FIFRA); and

       - Import and export requirements under FIFRA Section 17 (we must meet certain requirements if we export Redloc II systems to other countries).

We intend to comply with FIFRA and any other regulations before we assemble or market any Redloc II systems. See "Risk Factors - Our Redloc II System is Subject to Regulation Under The Federal Insecticide, Fungicide and Rodenticide Act". We estimate that our costs to comply with FIFRA will be minimal, as most of the requirements do not appear onerous and fit into our current corporate policies. For instance, we already maintain books and records regarding our Redloc II system. In addition, most state governments require that medical waste treatment devices be on an approved list before being used. We estimate that approximately 34 states have approved the use of microwave-based technologies to treat medical waste. We do not know if we must obtain separate approval to market our Redloc II system in those states that allow microwave-based technologies. At present, we intend to focus our efforts in Texas, and we have no immediate plans to encourage other states to approve the use of microwave-based technologies or the Redloc II system. We are not aware of any other actual or pending regulations impacting the Redloc II system.


         We did not expend any funds for research and development during 1999 or 1998.


         Since our primary focus is the development of the Redloc II system, we have not implemented a marketing strategy and we do not have distribution channels in place. We anticipate that we will use a direct sales force to market our Redloc II systems to hospitals within Texas, and that we will begin marketing approximately two months after we obtain financing in excess of the $30,000 needed to complete the Redloc II system's development. We estimate that we will need approximately $10,000 to initiate a direct sales marketing campaign. We expect to market our Redloc II system two months after we raise the $30,000 necessary to develop it because such development is expected to take three months. We want development nearly complete prior to marketing the enhanced Redloc II system. We expect that the funds needed to develop and market our Redloc II system will be raised through private placements of our common stock. We expect that our primary product distribution channel will consist of insured, private carriers that can be hired to deliver our Redloc II system following a sale.



         At present, we have two full-time employees, one of which is our chief engineer in charge of product development. Our other full-time employee formerly operated the Presbyterian Hospital's beta-test system and remains available to assist our chief engineer in charge of product development. We also have one part-time employee that assists with marketing, development and bookkeeping.



         We are a development stage company whose only business is the development of the Redloc II system for future marketability. We will need financing or future profitability to continue as a going concern. No assurance can be given that we can achieve profitability or otherwise raise the capital necessary to fund our future business and operating needs. No assurance can be given that we can successfully develop or market the Redloc II system.


Reports to Securities Holders

         We are a reporting company under the Securities Exchange Act of 1934. We are required to file periodic reports with the Securities and Exchange Commission ("SEC"), including Forms 10QSB and 10KSB. We expect to prepare and provide annual reports to our security holders as required under the Exchange Act.



         A copy of the materials we file with the SEC may be obtained and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the site http://www.sec.gov.


Risk Factors

WE HAVE NOT GENERATED PROFITS SINCE OUR INCEPTION

         Since our inception in 1993, we have engaged in limited business activities and have generated no profits to date. Our primary activities to date have been development of the Redloc II system and raising capital. We expend approximately $25,000 per month on operations. We estimate that we will need additional financing of $30,000 to develop our Redloc II system as discussed above under "Our Business". We intend to raise these additional funds through private placements of our common stock in addition to our 2000 Offering. Unless we can raise this additional capital we will be unable to develop our Redloc II system and we may be forced to reduce or cease operations or change our business entirely. We intend to enhance the Redloc II system's design before we market or sell the product, and we expect to continue to incur losses for the foreseeable future.



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WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL TO CONTINUE OUR OPERATIONS

         Any funds raised in the 2000 Offering, described above under "Our Business", will be used for working capital and general corporate purposes. At present, we expend approximately $25,000 per month on salaries and operations (not including amounts owed to the Presbyterian Hospital due to shortfall) and we have prior obligations of approximately $472,621 outstanding (including consulting fees of $40,000 owed to our director, Wilhelm Liesner). If we are required to pay all of our outstanding obligations out of the proceeds of the 2000 Offering, the remaining funds raised by the 2000 Offering, if any, may not be adequate to continue our operations.

         We estimate that if we raise $300,000 in the 2000 Offering, the funds received by us will not be adequate to finance our operations beyond six months. If additional funds are not available, we may not be able to continue business operations. We will also need to raise funds in addition to the $300,000 we expect to raise in the 2000 Offering to enhance the design of our Redloc II system and to market our product. We do not presently have sufficient capital to develop or market our Redloc II system. We anticipate that it will cost $30,000 to develop our Redloc II system. We estimate that we will need $10,000 to begin marketing our Redloc II system. See "Our Business". If we are unable to raise sufficient funds we will not be able to develop or market the Redloc II system.

         Our ability to fund future capital requirements will depend on many factors, including cash flow from operations, competing technological and market developments, and our ability to complete development of and to market our product successfully. We currently have no specific plans or arrangements for financing other than the 2000 Offering and no commitments for future financing. We may attempt to raise additional funds through equity or debt financing. Any equity financings could result in dilution to our then-existing stockholders. Debt financing will result in interest expense. Any financing, if available, may be on terms unfavorable to us. If adequate funds are not obtained, we may be required to reduce or cease operations.

OUR REDLOC II SYSTEM MAY NOT BE ACCEPTED BY OUR TARGET MARKET

         There can be no assurance that hospitals will buy our Redloc II system to process medical waste. Market acceptance of our Redloc II system will depend in part upon our ability to demonstrate the advantages of our Redloc II system over competing products. Competition in the alternative treatment technology market is limited because the size of the alternative treatment market is small relative to incineration and autoclaving. We are not aware of any hospitals other than the Presbyterian Hospital that use on-site alternative treatment technologies similar to the Redloc II system. Presbyterian Hospital shut down the beta-test system's operations on June 26, 2000, and has informally notified us that it intends to terminate our agreement at some unspecified date due to our inability to make timely shortfall reimbursements and due to the aging nature of the equipment at the hospital. Because of our shortage of funds we cannot currently replace or upgrade the equipment. The agreement expires by its own terms on October 9, 2000. For a discussion of the size of the alternative treatment technology market see "Our Business". If our future marketing strategies are not effective we may be required to change our target market or cease operations.

THE SUCCESS OF THE REDLOC II SYSTEM IS DEPENDENT UPON FURTHER DEVELOPMENT

         While our technology is sound, the current design of our Redloc II system requires further engineering and development to increase throughput. We will be required to devote substantial efforts to complete development of and to enhance our existing product because we must redesign the seal mechanism of the Redloc II system to increase its throughput. See "Our Business". We will also be required to devote substantial financial resources to develop the Redloc II system because we estimate the development cost will be $30,000. We have not begun implementing our contemplated design change and there can be no assurance that we will succeed with our effort to redesign the Redloc II system's seal mechanism. If we are unable to develop our Redloc II system we will need to market our current design or cease operations.

WE HAVE LIMITED RESEARCH AND DEVELOPMENT CAPABILITY AND WE MUST DEPEND UPON THIRD PARTIES TO BUILD OUR REDLOC II SYSTEM

         Our ability to develop the Redloc II system, and therefore our success, depends, to a significant extent, upon past research and development activities of third parties. We have no internal research and development capability. Our research and development activities are limited to formulating modifications to the Redloc II system based upon observations of the beta-test system. Our anticipated design change, discussed above under "Our Business", assumes that the underlying technology, purchased from third parties in 1999, can withstand such modification. There can be no assurance that our proposed design change can be made or, if made, will function properly.

         Moreover, we depend upon third-party suppliers to implement the proposed design change to our Redloc II system. We do not maintain our own production facilities to manufacture Redloc II system components. The beta-test system sold to Presbyterian Hospital was built from components manufactured by local third party suppliers. For example, the waveguide, an apparatus contained within the sealable and resealable vessels that focuses microwaves onto the medical waste, was built by Texas Blazing of Mesquite, Texas. The beta-test system's vessels were built by PVI Industries, Inc. of Fort Worth, Texas, and its electrical components and controls were provided by Dealer Electric Supply of Dallas, Texas. We have not yet determined whether these companies can help us develop our Redloc II system, and we have not identified who, if anyone, can implement the design change. If we are unable to locate suitable third-party suppliers we will be unable to develop our Redloc II system.

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THERE MAY BE NO PUBLIC MARKET FOR OUR COMMON STOCK

         On May 17, 2000, our common stock was de-listed and removed from quotation on the OTC Bulletin Board because we did not register with the SEC in a timely manner. We intend to apply to have our common stock listed again on the OTC Bulletin Board, however, there can be no assurance that we will be able to do so. At present our stock is traded on the "Pink Sheets" of the National Quotation Bureau,LLC, which provides only a limited, sporadic and highly volatile public market for shares of our common stock. There is no assurance that any public market will exist in the future, or, if one exists, that it will not be volatile. There have been periods of extreme fluctuation in the stock markets that, in many cases, were unrelated to the operating performance of, or announcements concerning, the issuers of the affected securities. Securities of issuers like us which have limited capitalization are also particularly susceptible to change based on short-term trading strategies of certain investors. Accordingly, there can be no assurance that purchasers of our common stock will be able to resell their shares at the purchase price or at any price.

OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATIONS

         The price of our common stock ranged from $0.75 to $0.9688 between January 1, 2000 and April 17, 2000. Our common stock had a market price of $0.91 on May 26, 2000. The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During periods when our common stock does not qualify for inclusion on the Nasdaq SmallCap Market or is removed therefrom, the common stock may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the public market.

OUR REDLOC II SYSTEM IS SUBJECT TO REGULATION UNDER THE FEDERAL INSECTICIDE, FUNGICIDE AND RODENTICIDE ACT


    Our Redloc II system is subject to regulation by the Environmental Protection Agency as a device under the Federal Insecticide, Fungicide and Rodenticide Act as discussed above under "Our Business". We are not aware of any current violations under FIFRA nor are we the subject of any inquiry by the EPA. We cannot assure you, however, that we are in compliance with FIFRA regulations. We intend to comply with FIFRA and any other regulations before we manufacture or market any Redloc II systems. If we were found to be in violation of FIFRA regulations, and if the EPA undertook enforcement actions against us, we might be forced to pay fines, modify our Redloc II system or cease operations completely.

OUR REDLOC II SYSTEM COULD BECOME SUBJECT TO MORE EXTENSIVE GOVERNMENTAL REGULATION

         The medical waste industry is subject to extensive federal, state and local regulation. Existing laws and enforcement policies could be changed or new ones enacted that could require us to obtain permits or modify our Redloc II system. Currently, the Food and Drug Administration has determined that sharp needle destructive devices require pre-market approval, although the agency has not exercised its authority over medical waste disposal systems such as the Redloc II system. In addition to the FDA, the Environmental Protection Agency regulates systems used to disinfect and sterilize medical waste and the Occupational Safety and Health Administration regulates devices that may pose a threat to hospital workers. The Redloc II system has not been submitted to such agencies. Moreover, areas into which we might expand in the future, such as the veterinary clinic and funeral home markets, are often separately regulated. We may be subject to oversight or need premarket approval prior to our being able to enter these areas. See "Our Business". We might not be able to comply with the requirements of any new laws, or changes to any existing laws or to current enforcement policies. If we are unable to comply with applicable regulations we may not be able to manufacture, or later market, our Redloc II system.

         In addition, changes to federal and local laws could alter how medical waste must be handled in the future. Any such changes could create business opportunities for us if they have the effect of increasing the cost of other disposal methods such as incineration. No assurance can be given, however, that such opportunities will develop or that the Redloc II system will be a viable solution should such opportunities develop.

WE FACE COMPETITION FROM A NUMBER OF SOURCES THAT COULD LIMIT THE VIABILITY OF OUR REDLOC II SYSTEM

         The medical waste industry is very competitive. In Dallas, where the beta-test system was located we competed with at least three medical waste disposal companies including: American 3CI, MSM Medical Waste Management Services and US Med-Disposal Inc. Competition from similar medical waste disposal companies is likely to exist in each state into which we may try to expand in the future. Our competitors could take actions that would hurt our growth strategy, including the support of regulations which could delay or prevent us from obtaining or keeping permits.

         Our competitors and others are continuously trying to develop new and better medical waste treatment and disposal technologies. These technologies may operate more cheaply, handle more waste or have other advantages over the Redloc II system. If our competitors successfully introduce new or improved technologies, our Redloc II system could be rendered less competitive or obsolete. New treatment and disposal technologies could also render the Redloc II system obsolete. It might not be possible to develop the Redloc II system to compete effectively with new medical waste treatment technologies, and even if it is possible it could be extremely expensive.

OUR REDLOC II SYSTEM DEPENDS UPON OUR MICROWAVE PATENTS

         We own two patents relating to microwave waste sterilization and other aspects of processing medical waste (the "Microwave Patents"). The Microwave Patents are essential to the current design of the Redloc II system. The Microwave Patents account for approximately $1,945,594 (or 97%) of our total assets.

         We believe that the Microwave Patents are important to our prospects for success, however, we cannot be sure that the Microwave Patents will give us a competitive advantage. It is possible that we could be successfully challenged or circumvented by competitors or other parties. The ownership of our Microwave Patents might be challenged by their co-inventors if they initiate legal action to terminate our rights to the Microwave Patents and are successful. See "Legal Proceedings". The design of the Microwave Patents may be circumvented by competitors using microwave technology that is based upon a design different than our Redloc II system. In addition, we cannot be sure that our treatment processes do not infringe patents or other proprietary rights of other parties. If our Microwave Patents are successfully challenged we could lose the right to develop the Redloc II system. If our Microwave Patents are successfully circumvented we could lose any competitive advantage provided by them. At present, there are no filings of re-examination with the U.S. Patent and Trademark Office, and no parties have challenged the design of our Microwave Patents.

         In addition, we may need to sue any company that is infringing our Microwave Patents, and we may need to defend against claims of patent infringement brought by other companies. Any litigation could be very costly and demand a great deal of management's time and attention. At present we do not have the financial resources to conduct such litigation. There can be no assurance that we will have sufficient funds to pursue, or defend against, any litigation or patent infringement claims in the future. We also could be required to participate in proceedings before the U.S. Patent and Trademark Office to determine the priority of inventions or the validity of patents, which also could involve a substantial expense and significant management time and attention.

         An unfavorable judgment or decision in any lawsuit or proceeding could result in substantial monetary liability, or prevent us from continuing to use our Redloc II system. If we are prevented from using our processes or equipment, we could attempt to negotiate a license from the party owning the patent, or we could attempt to redesign our processes to avoid infringement.

OUR ORGANIC DOCUMENTS LIMIT THE LIABILITY OF OUR OFFICERS AND DIRECTORS



         Our Articles of Incorporation and Bylaws provide that a director's liability to us for monetary damages will be limited. In addition, we are obligated under our Articles of Incorporation and Bylaws to indemnify our directors and officers against certain liabilities incurred in connection with their service in such capacities. We may also execute indemnification agreements which will indemnify each director and officer against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to us and the stockholders against such individuals.


PROVISIONS IN OUR ORGANIC DOCUMENTS CONCERNING PREFERRED STOCK, NOTICE AND OUR BOARD OF DIRECTORS MAY INHIBIT A CHANGE OF CONTROL AND ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK

         Our Board of Directors has the authority to issue up to 25,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. While we have no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with any possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in our control and entrenching existing management. In addition, such preferred stock may have other rights, including economic rights, senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. Certain other provisions of our Articles of Incorporation or Bylaws, including a staggered Board of Directors and advance notice for stockholder proposals and director nominations, may have the effect of delaying or preventing changes of control or our management, which could adversely affect the market price of our common stock.

OUR WARRANTS MAY RESTRICT OUR ABILITY TO OBTAIN FUTURE FINANCING BECAUSE THEIR EXERCISE WILL BE DILUTIVE

         The existence of warrants could adversely affect our ability to obtain future financing, and their exercise will dilute the interests of current shareholders. The price which we may receive for the common stock issued upon exercise of such warrants may be less than the market price of the common stock at the time such warrants are exercised. Moreover, the holders of warrants might be expected to exercise them at a time when we might be able to obtain needed capital by a new offering of our securities on terms more favorable than those provided for by the warrants. As of June 28, 2000, warrants to purchase 840,000 shares of our common stock at $0.50 per share were outstanding or due to be issued. Additional warrants to purchase up to 710,000 shares of our common stock at $0.50 per share may be issued in connection with the 2000 Offering. We may also issue additional warrants in the future, which issuances may have the same effect.



WE HAVE NEVER PAID DIVIDENDS

         We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION



Overview


         Our major assets are the Microwave Patents, which account for approximately $1,945,594 (or 97%) of our total assets. At present we have no source of revenue and do not have the capital necessary to carry out business activities, develop or market our technology.


         In the past two fiscal years we have not received any revenues and have incurred ongoing operating losses due to costs related to business development, legal fees, salaries, consulting fees, and other costs associated with establishing the corporate infrastructure necessary to develop the Redloc II system.

         During the next twelve months we intend to continue developing the Redloc II system. Our development activities are directed at increasing throughput and the overall efficiency of the Redloc II system by redesigning the seal mechanism. There is, however, no assurance that we can obtain the funds necessary to modify the Redloc II system. We intend to raise additional capital to fund our operations and the development of our Redloc II system.



         At present, we do not have the capital necessary to carry out our plan of operations. We do not presently generate profits and we have monthly costs associated with operations of approximately $25,000. We are in the process of attempting to raise approximately $300,000 (up to a maximum of $500,000) through our 2000 Offering. As of June 28, 2000 we have raised $145,000 in our 2000 Offering. There can be no assurance that we will be able to raise additional capital. We anticipate that, if we successfully raise $300,000 in the 2000 Offering, after payment of costs of the offering and certain past due obligations, the remaining funds generated will permit us to continue our operations for a period of approximately six months.



         We do not expect any significant purchases or sales of plant and significant equipment. We do not expect significant changes in the number of our employees, provided, however, that if we are unable to raise more than the $145,000 currently raised in the 2000 Offering we may be required to decrease the number of our employees or cease operations altogether.


ITEM 3. DESCRIPTION OF PROPERTIES

         Our headquarters is located at 870 Greenview Drive, Grand Prairie, Texas 75050, where we lease approximately 4,201 square feet of warehouse and office space. The property is rented on a month to month basis and the lease is subject to cancellation upon one month's notice. The current monthly rent is $2,725, including secretarial services and utilities.

         We also lease approximately 500 square feet of office space at 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, on a month-to-month basis at a monthly rental of $2,000, including utilities. The lease of our Vancouver property is subject to cancellation upon one month's notice.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding the ownership of our common stock as of June 22, 2000, by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, each director and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned. There are no shares of our preferred stock issued and outstanding.


  TITLE OF           NAME AND ADDRESS        NUMBER OF SHARES (1)    % OF CLASS
    CLASS                                                   OWNED
-------------  --------------------------    --------------------   ------------


Common         MFC Merchant Bank SA               3,861,000             32.73
               6, Cours de Rive
               P.O. Box Box 3540
               1211 Geneva 3 Switzerland



Common         Wilhelm Liesner                      615,576 (2)          5.22
               Prinzregentenstr. 124
               D-81677 Munich
               Germany
               Director



Common         United Systems, Inc.               2,077,800             17.61
               3627 Cole Ave.
               Suite 330
               Dallas, Texas 75204







Common         Antonio Ponte                         10,000              0.08
               c/o RAIFINANZ AG
               Bahnhofstrasse 106
               Zurich, Switzerland CH 8001
               Director


Common         Nora Coccaro (3)                      20,000              0.17
               President, Secretary,
               Treasurer and Director



Common         All Executive officers and           645,576              5.47
               directors as a group (4)


------------------------


(1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 11,797,285 shares of our common stock outstanding as of June 22, 2000.



(2) Includes shares held in the name of the companies listed below, each of which is owned 100% by Mr. Liesner unless otherwise indicated: RIB Roatan Gmbh (110,023 shares), Betamark (99% owned by Mr. Liesner) (45,000 shares), LTEX Ltd. (98,000 shares), RIG Real Invest (9,500 shares), Roatan Medical Services (23,053 shares) and Roatan Medical Technologies, Inc.(approximately 66% owned by Mr. Liesner) (330,000 shares).







(3) On June 21, 2000, Ms. Coccaro received 20,000 shares of common stock pursuant to her consulting agreement with us. Does not include an option to purchase 30,000 shares of common stock vesting in equal amounts over 3 years that Ms. Coccaro is entitled to receive under her consulting agreement, no portion of which is exerciseable in the next six months.



(4) Includes: Nora Coccaro, President, Secretary, Treasurer and Director; Wilhelm Liesner, Director; and Antonio Ponte, Director. Does not include an option to purchase 30,000 shares of common stock vesting in equal amounts over 3 years that Ms. Coccaro received under her consulting agreement, no portion of which is exerciseable in the next six months.

         No arrangements presently exist which would result in a change in control.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a) Our current officers and directors, who will serve until our next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

         NAME              AGE    YR. ELECTED         OFFICE HELD
         ----              ---    -----------         -----------

     Nora Coccaro          43         1999         President, Secretary,
                                                   Treasurer and Director

     Wilhelm Liesner       66         1999         Director

     Antonio Ponte         45         1999         Director

Nora Coccaro. Ms. Coccaro grew up in Montevideo, Uruguay, where she attended medical school at the University of Uruguay. Ms. Coccaro has been involved in the North and South American financial communities for the past 15 years during which time she has gained extensive experience in management of public companies and particularly in Canadian and American mining activities in South America. Ms. Coccaro was Venezuelan Operations Manager of Ourominas Minerals Inc. from 1995 until 1997. In 1997, Ms. Coccaro was retained by Homestake Mining Company as a consultant in Central America to review mineral title administration procedures, land status and market research. In 1998, Ms. Coccaro was appointed Director of Americana Gold & Diamond Holdings, Inc. an OTC Bulletin Board company, and from 1998 until May 1999 she served as a Director and Executive Vice-President of Black Swan Gold Mines. Since September 1998 Ms. Coccaro has also served as the Consul of Uruguay to Western Canada. Ms. Coccaro has been President and Director of Net Master since January 25, 2000, and President and Director of Thor Ventures Corp. since February 1999. Ms. Coccaro has been an executive officer of our company since November 1999 and is currently our President, Treasurer, Secretary and Director. Her term as our Director expires at our 2001 annual meeting.

Antonio Ponte. Mr. Antonio Ponte founded RAIFINANZ AG-ZURICH in 1987 and has served as Chairman of the Board and Chief Executive Officer since that time. Mr. Ponte has 25 years of investment and financial services experience in Switzerland, Germany, Italy and the United States. His employment background includes the Neue Aargauer Bank, the largest regional bank in Switzerland, and UBS, Union Bank of Switzerland, where his fluency in five languages led to positions in business development and international banking. Mr. Ponte remained with Citibank Switzerland for almost eleven years as a manager in private banking, marketing and the institutional banking division overseeing the credit risks of financial institutions, and as relationship manager for many Swiss banks. These positions provided significant banking contacts and relationships for RAIFINANZ in eight countries. After two years at

Zurich's Finter Bank, as portfolio manager of a large discretionary portfolio, he founded RAIFINANZ. Mr. Ponte is currently our Director and his term expires at our 2000 annual meeting.

Wilhelm H. Liesner. Mr. Wilhelm H. Liesner has been an investor, operator and financier of real estate, manufacturing and trading ventures in Europe and the United States for 25 years. Mr. Liesner made a significant personal investment in the technology that served as the basis for the Redloc II System and helped fund efforts to develop a commercially viable application of the technology. Mr. Liesner is currently our Director and his term expires at our 2000 annual meeting.

         (b) We have no other employees required to be listed by Item 401(b) of Regulation S-B.

         (c) No family relationship exists among our directors and executive officers.

         (d) No legal proceedings have been instituted in the previous five years against our directors and officers, Ms. Coccaro and Messrs. Liesner and Ponte.

ITEM 6. EXECUTIVE COMPENSATION


         We maintain a 1999 Stock Incentive Plan (the "Incentive Plan") and a 1999 Outside Directors' Stock Option Plan (the "Director Plan"). The Incentive Plan allows our Board of Directors to award a variety of equity-based incentives, including stock awards, options, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights (together, "Stock Incentives") to our employees. Our Board of Directors sets the exercise price and other terms for Stock Incentives on the date of issuance. The maximum number of shares of common stock available for issuance under the Incentive Plan is 1,500,000. The Incentive Plan may be amended by our Board of Directors without shareholder approval. The Incentive Plan is effective until May 3, 2009. Pursuant to her consulting agreement, Ms. Coccaro is entitled to receive an option to purchase 30,000 shares of our common stock. Ms. Coccaro's option will be granted as of May 30, 2000 and the exercise price per share will be the market price of our common stock as of that date. Ms. Coccaro's option will vest in equal amounts over a period of 3 years from the date of grant. To date, no options have been granted under the Incentive Plan.

         The Director Plan provides each non-employee director with an annual grant of 5,000 shares of our common stock beginning on the date of the first meeting of the Board of Directors which follows our 2000 annual meeting of shareholders. The maximum number of shares of common stock available for issuance under the Director Plan is 120,000. The Director Plan is effective until May 3, 2009. To date, no options have been granted under the Director Plan.

         No other regular salary, bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented by us, except as indicated in subsection (b) below.

         The following table sets forth certain summary information concerning the compensation paid to our current and former executive officers since January 1, 1997.

                           SUMMARY COMPENSATION TABLE

                                                          FISCAL
           NAME AND PRINCIPAL POSITION                   YEAR PAID    SALARY      BONUS    OTHER COMPENSATION
           ---------------------------                   ---------    ------      -----    ------------------
Nora Coccaro, President, Secretary, Treasurer and          1999          0          0          $ 5,000 (1)
Director

Wilhelm Liesner, Director                                  1999          0          0          $ 5,000 (2)

Luciano Nicasio, Director                                  1999          0          0          $21,500 (3)

Andrew Fisch, Treasurer and Director                       1999          0          0          $21,500 (3)

Norman Wareham, Secretary, Treasurer and Director          1999          0          0          $13,659 (4)

Joel Dumareq, President and Director                       1999          0          0          $     0

Mark Hale, Sales and Marketing                             1999          0          0          $72,000

Norman Wareham, Secretary, Treasurer and Director          1998          0          0          $     0

Joel Dumareq, President and Director                       1998          0          0          $     0

Norman Wareham, Secretary, Treasurer and Director          1997          0          0          $     0

Joel Dumareq, President and Director                       1997          0          0          $     0

John Spicer, President and Director                        1997          0          0          $     0

J. Dan Sifford, Secretary, Treasurer and Director          1997          0          0          $     0



         (c) OPTION/SAR GRANTS. We did not grant any options or stock appreciation rights during the last fiscal year. Pursuant to her consulting agreement dated March 16, 2000, Ms. Coccaro is entitled to receive an option to purchase 30,000 shares of our common stock. Ms. Coccaro's option will be granted as of May 30, 2000 and the exercise price per share will be the market price of our common stock as of that date. Ms. Coccaro's option will vest in equal amounts over a period of 3 years from the date of grant.


         (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights were exercised during the last fiscal year.

-------------------------

(1) Ms. Coccaro was entitled by unwritten agreement to receive $2500 per month in consideration for services rendered by her as an executive officer from November 16, 1999 to March 16, 2000. Ms. Coccaro became an executive officer in November 1999 and received $2500 for each of November and December 1999. Ms. Coccaro's unwritten agreement was superceded by her consulting agreement dated March 16, 2000, which for a term of 1 year entitles her to receive $2500 per month and 2 months compensation if she is terminated for other than cause. Pursuant to her consulting agreement Ms. Coccaro is also entitled to an option to purchase 30,000 shares of common stock as discussed above. On June 21, 2000, Ms. Coccaro received 20,000 shares of common stock as a signing bonus under her consulting agreement.



(2) Mr. Liesner received $20,000 from us pursuant to a consulting agreement that we assumed when we merged with Healthbridge Delaware. Mr. Liesner's consulting agreement, which began on or around February 1, 1999, was for a term of one year and provided that he would receive $5,000 per month in exchange for consulting services. We are past due $40,000 in our payments to Mr. Liesner pursuant to the consulting agreement. We intend to pay Mr. Liesner in part out of the proceeds of the 2000 Offering.


(3) Messrs. Fisch and Nicasio received from us an aggregate of $21,500 pursuant to a consulting agreement with Aurum Capital LLC of which Messrs. Fisch and Nicasio are principals. The consulting agreement began June 1, 1999 and was terminated by mutual agreement in November 1999. We owe Aurum Capital $5,499 under the consulting agreement.

(4) Mr. Wareham received from us $13,659 pursuant to a fee-for-time consulting arrangement with Wareham Management Ltd. Mr. Wareham is the sole owner of Wareham Management Ltd.

         (e) LONG TERM INCENTIVE PLAN AWARDS. We did not award any long term incentive plan awards during the last fiscal year.

         (f) COMPENSATION OF DIRECTORS. All compensation paid to our directors during the last fiscal year is detailed in subsection (b) above. Beginning on the date of the first meeting of the Board of Directors which follows our 2000 annual meeting of shareholders, each of our non-employee directors will become entitled to an annual grant of 5,000 shares of our common stock pursuant to our Director Plan, as more thoroughly discussed elsewhere herein.


         (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. We entered into a consulting agreement with Ms. Coccaro dated March 16, 2000. Under her consulting agreement, Ms. Coccaro received 20,000 shares of our common stock and is entitled to receive an option to purchase 30,000 shares of our common stock. Ms. Coccaro's option will be granted as of May 30, 2000 and will vest in equal amounts over 3 years. Ms. Coccaro is also entitled to receive a salary of $2,500 per month. In addition, Ms. Coccaro is eligible to be reimbursed for her actual out of pocket expenses incurred in connection with her duties as our President. Ms. Coccaro's consulting agreement can be terminated by us with or without cause; provided, however, that if she is terminated without cause she is entitled to receive two months salary ($5000).


         No other compensation plans or arrangements exist that provide for compensation in the event of the termination or resignation of one of our executive officers.


         (h) REPORT ON REPRICING OF OPTIONS/SARs. We have not granted any options or stock appreciation rights. Ms. Coccaro is entitled to receive an option to purchase 30,000 shares of our common stock as detailed above.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As discussed above under "Item 1: Description of Business," we merged with Healthbridge Delaware on May 13, 1999 and we were the surviving corporation. Wilhelm Liesner, our director, was a beneficial owner of Healthbridge Delaware and received directly or through entities controlled by him approximately 615,576 shares of our common stock as a result of the merger. Aurum Capital LLC (an entity whose members were our former directors Andrew Fisch and Luciano Nicasio) was also a beneficial owner of Healthbridge Delaware and received 400,000 shares of our common stock as a result of the merger. Substantially all of our assets were assets of Healthbridge Delaware prior to the merger.

         There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

         We are authorized by our Articles of Incorporation to issue 50,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

         All shares of our common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of our common stock are equal to one another with respect to dividends and liquidation rights. Holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, option, or subscription privileges with respect to any shares of our common stock. Our common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

         At present, there are no shares of our preferred stock issued and outstanding. Shares of our preferred stock that are not issued and outstanding may be issued from time to time, and will have such rights, preferences, privileges and restrictions, including voting rights and dividend preferences, as our

Board of Directors may determine, without any vote or other approval by our shareholders.

         Our Articles of Incorporation contain certain provisions that could delay, defer or prevent a change in our control. First, our Board of Directors is authorized to issue preferred stock without further shareholder approval. The issuance of preferred stock in response to a hostile bid could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deterring or preventing a change in our control. Second, our Board of Directors is divided into three classes of directors, each class as nearly equal in number of directors as possible. With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, are generally required to effect a change in the majority of the Board of Directors. As a result, our provisions for a classified Board of Directors may discourage proxy contests for the election of directors and purchases of a large block of our common stock because it is difficult to obtain control of the Board of Directors in a short period of time. Finally, as stated above, our common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our Board of Directors and, as a result, may have the effect of delaying changes in our control.

         Reference is made to our Articles of Incorporation, as amended, and our Bylaws as well as to the applicable statutes of the State of Texas for additional details on the rights, privileges, and liabilities of holders of our stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Our common stock began trading on the OTC Bulletin Board on September 8, 1998. From September 8, 1998 to November 6, 1998, it was traded under the symbol "WSFF". On November 9, 1998, our symbol was changed to "WATZ". On May 25, 1999, our symbol was changed to "HLBR". On May 17, 2000, our common stock was de-listed and removed from quotation on the OTC Bulletin Board. Our stock is now traded on the "Pink Sheets" of the National Quotation Bureau, LLC. As of June 22, 2000, we had approximately 205 shareholders of record and 11,797,285 shares of common stock outstanding.


         The following table sets forth for the periods indicated the approximate high and low bid prices for our common stock as reported each quarterly period within the last two fiscal years on the OTC Bulletin Board. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.

                               OTC BULLETIN BOARD


                   FISCAL QUARTER           HIGH          LOW
                   --------------           ----          ---
                 10/1/98-12/31/98....        5          0.375
                 1/1/99-3/31/99......       5.5             3
                 4/1/99-6/30/99......       3.5         2.875
                 7/1/99-9/31/99......        2             .5
                 10/1/99-12/31/99....       1.75           .5
                 1/1/00-4/17/00......      .9688         0.75


         During the last two years, we have not paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Although it is our intention to utilize all available funds for the development of our business, no restrictions are in place which would limit or restrict our ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

         There are no pending legal proceedings to which we, our directors, or our officers are a party. We have no knowledge of any pending legal proceedings to which those parties owning 5% of our common stock are a party. No legal proceedings are known to us to be contemplated against us by a governmental authority.


         On April 11, 2000 we received a letter, dated April 7, 2000, from an attorney representing the co-inventors of the Microwave Patents. That letter demands a payment of $162,600 on behalf of one of the co-inventors. The claim is allegedly based upon an agreement between the co-inventors and United Systems, Inc., one of the Roatan Companies and the company from which we acquired the rights to the Microwave Patents. The letter threatens to initiate legal action to terminate our rights to the Microwave Patents if payment is not made. It is our position that any claim which the co-inventor may have to a payment in the amount of $162,600, would be against United Systems, Inc., and that we did not at any time assume an obligation to make that payment. We intend to contest any claim for this payment which may be brought against us.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


         No principal accountant's report on our financial statements for either of the past two years has contained an adverse opinion, disclaimer of opinion or modification of opinion. There have been no disagreements with accountants as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. On February 28, 2000, we engaged Clancy and Co., P.L.L.C. to replace Crouch, Bierwolf & Chisholm.



         Pursuant to Item 304 of Regulation S-B, we disclose the following information relating to Crouch, Bierwolf & Chisholm:

     1. Crouch, Bierwolf & Chisholm was dismissed on February 27, 2000.

     2. The report prepared by Crouch, Bierwolf & Chisholm on our financial statements for the fiscal years ended December 31, 1998 and 1997 did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles.

     3. The decision to change accountants was ratified by our Board of Directors.

     4. There were no disagreements with Crouch, Bierwolf & Chisholm on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure or any other matter requiring disclosure pursuant to Item 304 of Regulation S-B.

         We provided Crouch, Bierwolf & Chisholm with a copy of the above statements and requested that Crouch, Bierwolf & Chisholm furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter dated May 30, 2000 is included in this Form 10-SB as Exhibit 16.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


         We made the following sales of unregistered common stock during the previous 3 years. All denominations are in U.S. Dollars unless otherwise noted and the number of shares sold has been restated to reflect a 10 for 1 reverse split which occurred on October 29, 1998.



    DATE        NUMBER OF
  OF ISSUE       SHARES          TITLE        OFFERING PRICE       PURCHASE PRICE                      PURCHASER
  --------     -----------       -----        --------------       --------------                      ---------
   9/9/98         65,000        Common             N/A                consulting services            HJS Financial Services, Inc.
                                                                      valued at $6,500
   9/9/98         65,000        Common             N/A                consulting services            Exim International
                                                                      valued at $6,500
  11/5/98        100,000        Common           $5,000               $5,000                         Alia Holdings Ltd.
  11/5/98        100,000        Common           $5,000               $5,000                         Horsham Finance Ltd.
  11/5/98        100,000        Common           $5,000               $5,000                         ValorInvest Ltd.
  11/5/98        123,400        Common           $6,170               $6,170                         Nottinghill Resources Ltd.
  11/5/98        100,000        Common           $5,000               $5,000                         Baycove Investments Limited
  2/22/99         50,000        Common           $100,000             $100,000                       Affaires Financieres S.A.
  2/22/99         50,000        Common           $100,000             $100,000                       Bank Julius Baer & Co., Ltd.
  2/22/99         50,000        Common           $100,000             $100,000                       Bank Leu AG
  2/22/99         50,000        Common           $100,000             $100,000                       Bank von Ernst & Cie AG
  2/22/99         50,000        Common           $100,000             $100,000                       Clariden Bank
  2/22/99        100,000        Common           $200,000             $200,000                       Rahn & Bodmer
  2/22/99        100,000        Common           $200,000             $200,000                       Triple Tree Ventures
  5/13/99      8,814,284        Common             N/A                   N/A                         Merger with Healthbridge
                                                                                                     Delaware
   4/1/00        500,000        Common             N/A                Exchange for                   ValorInvest Ltd.
                                                                      $250,000 debt
  4/18/00         70,000        Common           $35,000              $35,000                        Kista Finance Ltd
  4/26/00         30,000        Common           $15,000              $15,000
   5/1/00        130,000        Common           $65,000              $65,000
  5/18/00         60,000        Common           $30,000              $15,000



    DATE
  OF ISSUE        EXEMPTION
  --------        ---------
   9/9/98        Regulation D, Rule 504
   9/9/98        Regulation D, Rule 504
  11/5/98        Regulation D, Rule 504
  11/5/98        Regulation D, Rule 504
  11/5/98        Regulation D, Rule 504
  11/5/98        Regulation D, Rule 504
  11/5/98        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  2/22/99        Regulation D, Rule 504
  5/13/99        Section 4(2)
   4/1/00        Section 4(2)
  4/18/00        Regulation S, Rules 901- 904
  4/26/00        Regulation S, Rules 901- 904
   5/1/00        Regulation S, Rules 901- 904
  5/18/00        Regulation S, Rules 901- 904




         In September, 1998, we issued 130,000 shares of our common stock to unaffiliated consultants in exchange for consulting services valued at $13,000. According to our former counsel, we issued these shares in reliance on the exemption provided by Regulation D, Rule 504 because the aggregate offering price of the offering did not exceed $1 million less the aggregate offering price for all securities sold by us within the 12-month period before the start of and during such offering.



         In November, 1998, we sold 523,400 shares of our common stock to unaffiliated persons for $0.05 per share. The aggregate offering price was $26,000. We issued these shares in reliance on the exemption provided by Regulation D, Rule 504 because the aggregate offering price of the offering did not exceed $1 million less the aggregate offering price for all securities sold by us within the 12-month period before the start of and during such offering.



         In February, 1999, we completed a private placement of 450,000 shares of common stock at $2.00 per share for an aggregate offering price of $900,000 (the "1999 Offering"). The principal underwriter for the 1999 Offering was ValorInvest Ltd. As compensation for its services, ValorInvest, Ltd. received aggregate commissions equal to 10% ($90,000) of the purchase price paid for the shares. The 1999 Offering was made in reliance on the exemption from the registration requirements provided by Regulation D, Rule 504 of the Securities Act of 1933. We relied on the exemption provided by Regulation D, Rule 504 because the aggregate offering price of the 1999 Offering did not exceed $1 million less the aggregate offering price for all securities sold by us within the 12-month period before the start of and during the 1999 Offering. In addition, we limited the 1999 Offering to accredited investors, none of whom were resident in the U.S.



         Beginning in May, 1999, we issued 8,814,284 shares of our common stock in connection with our merger with Healthbridge Delaware. See "Our Corporate History". Pursuant to the merger agreement, each share of Healthbridge Delaware was cancelled and converted into the right to receive one share of our common
stock.   We issued these shares in reliance on the exemption provided by Section
4(2) of the Securities Act of 1933 because the transaction did not involve any public offering.



         On April 1, 2000, we become obligated to issue 500,000 shares of our common stock, plus a warrant to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share, in exchange for the conversion of $250,000 of debt. We agreed to issue these shares in reliance on the exemption provided by Section 4(2) because the transaction did not involve any public offering.



         In April, 2000, we commenced the 2000 Offering. The 2000 Offering is a private placement of up to 1,000,000 units (each consisting of one share of our common stock and one common stock purchase warrant exercisable at $0.50) at a purchase price of $0.50 per unit. The placement agent for the 2000 offering is ValorInvest, Ltd. As compensation for its services, ValorInvest Ltd. will receive aggregate commissions equal to 8% of the purchase price paid for any units sold. As of June 28, 2000, we have sold 290,000 units and raised a total of $145,000 in the 2000 Offering. As a result, ValorInvest Ltd. has received $11,600 in commissions. Units sold in the 2000 Offering were sold in reliance on the exemption from the registration requirements provided by Regulation S, Rules 901-904 of the Securities Act of 1933 because no directed selling efforts were made in the U.S. and because the units were offered only to non-U.S. persons outside of the U.S.




 ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article XIV of our Articles of Incorporation requires us to indemnify and hold harmless our officers and directors to the fullest extent authorized by the Texas Business Corporation Act against any and all liability, loss and expense incurred in connection with a legal matter. This right to indemnification is a contract right and includes the right to have us pay for expenses incurred in defending any proceeding in advance of the proceeding's final disposition. Our Articles of Incorporation also provide for the elimination of personal monetary liability of directors and officers to the fullest extent permissible under law.

         In addition, our Articles of Incorporation permit us to indemnify any of our employees or agents to the extent authorized from time to time by the Board of Directors.

         Furthermore, Ms. Coccaro's consulting agreement requires us to indemnify her against all claims arising out of actions reasonably taken by her in the performance of her duties.

         At present, there is no pending litigation or proceeding involving our officers and directors as to which indemnification is being sought.

                                     PART FS

         Our Financial Statements, required by Regulation SB, commence on page F-1 hereof in response to Part FS of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     Item
    Number                                                Description

     1.1*        Placement Agreement between WattMonitor, Inc. and ValorInvest Ltd., dated for reference January 28, 1999.

     1.2*        Placement Agreement between Healthbridge, Inc. and ValorInvest Ltd., dated as of April 5, 2000.

     2.1*        Asset Purchase Agreement, dated as of January 27, 1999, by and among Healthbridge, Inc., Roatan
                 Medical Technologies, Inc., Wintex Corporation, Roatan Medical Services, Inc. and United Services, Inc.

     2.2*        Agreement and Plan of Merger, dated as of February 28, 1999, by and among Healthbridge, Inc. and
                 WattMonitor, Inc.

     3.1*        Articles of Incorporation of GFB Alliance Services, Inc., filed February 17, 1993.

     3.2*        Articles of Amendment to the Articles of Incorporation of GFB Alliance Services, Inc., filed July 24, 1997.

     3.3*        Articles of Amendment to the Articles of Incorporation of World Staffing II, Inc., filed November 3, 1998.

     3.4*        Amended and Restated Articles of Incorporation of WattMonitor, Inc., filed May 13, 1999.

     3.5*        Bylaws of Healthbridge, Inc.

     4.1*        Article 4, Section 1 to Healthbridge's Articles of Incorporation (defining certain rights of preferred stock holders).

     4.2*        Article 4, Section 2 to Healthbridge's Articles of Incorporation (defining certain rights of common stock holders).

     10.1*       Consulting Agreement between Healthbridge, Inc. and Wilhelm Liesner, dated on or around February 1, 1999.

     10.2*       Consulting Agreement between Healthbridge, Inc. and Nora Coccaro, dated as of March 16, 2000.

     10.3*       1999 Stock Incentive Plan.

     10.4*       1999 Outside Directors' Stock Option Plan.

     16          Letter re change in Certifying Accountant (filed herewith).

     27.1        Financial Data Schedule (filed herewith).

     27.2        Financial Data Schedule (filed herewith).
-------------------
         * Incorporated by Reference to the same exhibit number to Form 10-SB filed with the Commission April 17, 2000.

ITEM 2. DESCRIPTION OF EXHIBITS.

         The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HEALTHBRIDGE, INC.




Date: July 18, 2000                             By:  /s/ Nora Coccaro
                                                     ----------------
                                                     Nora Coccaro, President

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                          Index to Financial Statements



                                                                                       Page

Independent Auditors' Report December 31, 1999 .....................................    F-2

Independent Auditors' Report December 31, 1998 .....................................    F-3

Balance Sheet at December 31, 1999 and 1998 ........................................    F-4

Statement of Operations For The Years Ended December 31, 1999 and 1998, and For the
     Period From Inception (February 17, 1993) to December 31, 1999 ................    F-6

Statement of Stockholders' Equity For The Period From Inception (February 17, 1993)
     to December 31, 1999  .........................................................    F-7

Statement of Cash Flows For The Years Ended December 31, 1999 and 1998, and For the
     Period From Inception (February 17, 1993) to December 31, 1999 ................    F-9

Notes to the Financial Statements ..................................................    F-11

Consolidated Balance Sheet at March 31, 2000
     and December 31, 1999 (unaudited)..............................................    F-23

Consolidated Statement of Operations for the Three Months Ended March 31, 2000 and
     1999 and for the Period From Inception (February 17, 1993) to March 31, 2000
     (unaudited)....................................................................    F-25

Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2000 and
     1999 and for the Period From Inception (February 17, 1993) to March 31, 2000
     (unaudited)....................................................................    F-26

Notes to the Financial Statements (unaudited).......................................    F-28

     All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Healthbridge, Inc.

Vancouver, B.C. V6E 2K3

We have audited the accompanying balance sheet of Healthbridge, Inc. (formerly WattMonitor, Inc.) (A Development Stage Company) (the Company) as of December 31, 1999, and the related statement of operations, stockholders' equity and cash flows for the year then ended, and for the period from inception (February 17
1993) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 1998, were audited by other auditors whose report thereon, dated January 6, 2000, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999, and the results of its operations and cash flows for the periods indicated, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on February 17, 1993. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principle operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 3, subsequent to the issuance of the Company's 1999 financial statements and our report thereon dated April 6, 2000, we became aware that those financial statements reflected the assumption of certain liabilities in excess of those intended to be assumed per an agreement. In our original report, we expressed an unqualified opinion on the 1999 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

Clancy  and Co., P.L.L.C.
Phoenix, Arizona
April 6, 2000, except as to the last paragraph and Note 3, which are as of June 26, 2000

To the Board of Directors and Stockholders of WattMonitor, Inc. (formerly WorldStaffing II, Inc.)

We have audited the accompanying balance sheets of WattMonitor, Inc. (formerly WorldStaffing II, Inc.) (a Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended and from inception on February 11, 1995 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WattMonitor, Inc. (formerly WorldStaffing II, Inc.) (a Development Stage Company) as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended and from inception on February 11, 1995 through December 31, 1998 in conformity with generally accepted accounting principles.

/s/ CROUCH, BIERWOLF & CHISHOLM
Salt Lake City, Utah
January 6, 2000

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                          DECEMBER 31, 1999 AND 1998





ASSETS                                                                  1999                     1998
                                                                        ----                     ----
Current Assets
   Cash                                                                 $        4,508           $        3,061
   Inventory (Note 3, 4)                                                        40,395                   40,395
                                                                                ------                   ------
Total Current Assets                                                            44,903                   43,456

Fixed Assets, Net (Note 3, 5)                                                    5,782                   10,778

Other Assets
   Organizational Costs (Note 2, 3)                                                  0                  102,500
   Patents, Net (Note 3, 6)                                                  1,976,477                2,100,007
                                                                             ---------                ---------
                                                                             1,976,477                2,202,507
                                                                             ---------                ---------

Total  Assets                                                           $    2,027,162           $    2,256,741
                                                                             =========                =========

















LIABILITIES AND STOCKHOLDERS' EQUITY                                    1999                     1998
                                                                        ----                     ----
Current Liabilities
   Accounts Payable (Note 3)                                           $       351,474          $       233,215
   Notes Payable, Other (Note 7)                                                70,000                1,000,000
   Accrued Interest (Note 3, 7)                                                  6,761                        0
                                                                               -------                ---------
Total Current Liabilities                                                      428,235                1,233,215

Commitments and Contingencies


  The accompanying notes are an integral part of these financial statements.

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                          DECEMBER 31, 1999 AND 1998






Stockholders' Equity
   Preferred Stock:  $0.0001 Par Value, Authorized
25,000,000;  Issued and Outstanding, None                                              None                     None
   Common Stock:  $0.0001 Par Value, Authorized
50,000,000; Issued and Outstanding, 11,777,285 and
2,500,750, respectively                                                               1,178                      506
   Additional Paid In Capital                                                     4,825,444                1,140,601
   Deficit Accumulated During the Development Stage                             (3,227,695)                (117,581)
                                                                                 ----------                ---------
Total Stockholders' Equity (A Deficit)                                            1,598,927                1,023,526
                                                                                  ---------                ---------
Total Liabilities and Stockholders' Equity                                   $    2,027,162           $    2,256,741
                                                                                  =========                =========



  The accompanying notes are an integral part of these financial statements.

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
        PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999


                                                                                                                   From Incep-
                                                                                                                 tion (February
                                                                                                                   17, 1993) to
                                                                         Year Ended           Year Ended           December 31,
                                                                        December 31,         December 31,            1999
                                                                           1999                  1998                ----
                                                                           ----                  ----
Revenues                                                               $            0      $            0       $            0

Expenses
   General and Administrative                                               1,118,235              36,896            1,118,235
                                                                            ---------              ------            ---------

Operating Loss                                                            (1,118,235)            (36,896)          (1,118,235)

Other Income (Expense)
   Interest Income                                                              7,897                   0                7,897
   Interest Expense                                                           (6,761)                   0              (6,761)
                                                                             --------             -------            ---------
Total Other Income (Expense)                                                    1,136                   0                1,136
                                                                             --------             -------            ---------

Net Loss Before Cumulative Effect of Accounting Change                    (1,117,099)            (36,896)          (1,117,099)

Cumulative Effect of Accounting Change                                      (102,500)                   0            (102,500)
                                                                             --------             -------            ---------

Net Loss Available to Common Stockholders                              $  (1,219,599)      $     (36,896)       $  (1,219,599)
                                                                           =========             ========           ==========

Basic Loss Per Common Share                                                                $       (0.02)
                                                                                                   ======
   Loss Before Cumulative Effect of Accounting Change                  $       (0.10)                           $       (0.10)
   Cumulative Effective of Accounting Change                                   (0.01)                                   (0.01)
                                                                               -----                                    -----
Net Loss                                                               $       (0.11)                           $       (0.11)
                                                                               =====                                    =====

Basic Weighted Average Number of
Common Shares Outstanding                                                  11,286,448           1,956,773           11,286,448
                                                                           ==========           =========           ==========






  The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                           (FORMERLY WATTMONITOR, INC.)
                           (A DEVELOPMENT STAGE COMPANY)
                         STATEMENT OF STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999

                                                                                                             Deficit Accu-
                                                                                                            mulated During
                                                                                               Additional   the Develop-
                                                       Preferred   Stock  Common Stock          Paid In      ment Stage
                                                          Shares  Amount  Shares      Amount    Capital           -----     Total
                                                          ------  ------  ------      ------    -------                     -----
Shares Issued For Organization Costs                                      1,200,000 $    120   $   1,080                $    1,200
Loss, Year Ended December 31, 1993                                                                               (200)       (200)
Loss, Year Ended December 31, 1994                                                                               (240)       (240)
Loss, Year Ended December 31, 1995                                                                               (240)       (240)
Loss, Year Ended December 31, 1996                                                                               (240)       (240)
                                                                                                                 -----   ---------
Balance, December 31, 1996                                     0       0  1,200,000      120       1,080         (920)         280
Shares Issued for Cash                                                      641,360       64      80,208                    80,272
Loss, Year Ended December 31, 1997                                                                            (79,765)    (79,765)
                                                                                                             ---------    --------
Balance, December 31, 1997                                     0       0  1,841,360      184      81,288      (80,685)         787
Shares Issued for Services                                                  130,000       13      12,987                    13,000
Shares Issued for Cash                                                      523,400       52      26,118                    26,170
Roundup for Stock Split                                                       5,990        1         (1)                         0
Loss, Year Ended December 31, 1998                                                                            (36,896)    (36,896)
                                                                                                             ---------    --------
Balance, December 31, 1998                                     0       0  2,500,750      250     120,392     (117,581)       3,061
Retroactive Equity Effect of Asset Purchase Agreement
Dated January 27, 1999                                                    2,560,237      256   1,020,209                 1,020,465
                                                                          ---------      ---   ---------                 ---------
Adjusted Balance, December 31, 1998                            0       0  5,060,987      506   1,140,601     (117,581)   1,023,526






                                                                                                        Additional
                                                          Preferred    Stock   Common Stock              Paid In
                                                             Shares   Amount   Shares         Amount     Capital
                                                             ------   ------   ------         ------     -------
Reversal of Retroactive Equity Effect Presented in 1998                       (2,560,237)      (256)      (1,020,209)
Rounding Adjustment to Prior Year Shares                                            (750)

Shares Issued For Cash in Completion of Private Placement
Memorandum, February 1999                                                         450,000         45          899,955




                                                             Deficit Accu-
                                                            mulated During
                                                             the Develop-
                                                             ment Stage
                                                                  -----      Total
                                                                            -----
Reversal of Retroactive Equity Effect Presented in 1998                   (1,020,465)
Rounding Adjustment to Prior Year Shares                                            0

Shares Issued For Cash in Completion of Private Placement
Memorandum, February 1999                                                     900,000






  The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                           (FORMERLY WATTMONITOR, INC.)
                           (A DEVELOPMENT STAGE COMPANY)
                         STATEMENT OF STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999









Offering Costs                                                                                                   (105,000)
Issuance of Common Stock for the Net Book Value of
Healthbridge, Inc., January 27, 1999                                                   410,000           41           (41)
Acquisition of Assets For Common Stock Per Asset Pur-
chase    Agreement Dated January 27, 1999                                            2,560,237          256      1,020,209

Issuance of Common Stock As Dividends-In-Kind, at $2.00
Per Share, February 1999                                                             1,004,048          101      2,007,995
Conversion of Debt to Equity, February 1999                                          4,850,000          485        999,515
Reverse Acquisition, Retirement of Old Shares of
WattMonitor, Inc., February 28, 1999                                               (2,950,000)        (295)      (915,347)

Reverse Acquisition, Common Stock Issued for the Merger
With Healthbridge, Inc. and WattMonitor, Inc., at Net
Book Value, February 28, 1999                                                        2,950,000          295        797,766

Common Stock Share Adjustment For Shares Previously
Issued (Note 1)                                                                          3,000
Loss, Year Ended December 31, 1999

Balance, December 31, 1999                                            0    $     0  11,777,285    $   1,178   $  4,825,444
                                                                =======    =======  ==========      =======      =========

Offering Costs                                                                    (105,000)
Issuance of Common Stock for the Net Book Value of
Healthbridge, Inc., January 27, 1999                                                      0
Acquisition of Assets For Common Stock Per Asset Pur-
chase    Agreement Dated January 27, 1999                                         1,020,465

Issuance of Common Stock As Dividends-In-Kind, at $2.00
Per Share, February 1999                                          (2,008,096)             0
Conversion of Debt to Equity, February 1999                                       1,000,000
Reverse Acquisition, Retirement of Old Shares of
WattMonitor, Inc., February 28, 1999                                 117,581      (798,061)

Reverse Acquisition, Common Stock Issued for the Merger
With Healthbridge, Inc. and WattMonitor, Inc., at Net
Book Value, February 28, 1999                                                       798,061

Common Stock Share Adjustment For Shares Previously
Issued (Note 1)                                                                           0
Loss, Year Ended December 31, 1999                               (1,219,599)    (1,219,599)
                                                                 -----------     ----------
Balance, December 31, 1999                                     $ (3,227,695)   $  1,598,927
                                                                 ===========     ==========





  The accompanying notes are an integral part of these financial statements.

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
        PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999


                                                                                                                   From Incep-
                                                                                                                 tion (February
                                                                                                                  17, 1993) to
                                                                Year Ended               Year Ended              December 31,
                                                               December 31,             December 31,                1999
                                                                   1999                     1998                    ----
                                                                   ----                     ----
Cash Flows From Operating Activities

   Net Loss                                                    $ (1,219,599)          $       (36,896)           $ (1,219,599)
   Adjustments to Reconcile Net Loss to Net Cash Used In
Operating Activities
      Common Stock Issued For Services Rendered                            0                   13,000                        0
      Depreciation and Amortization                                  128,526                       40                  128,526
      Write Off of Organizational Costs                              102,500                        0                  102,500
   Changes in Assets and Liabilities
      Increase (Decrease) in Accounts Payable                        118,259                        0                  118,259
      Increase (Decrease) in Accrued Liabilities                       6,761                        0                    6,761
                                                                   ---------                 --------                ---------
   Total Adjustments                                                 356,046                   13,040                  356,046
                                                                   ---------                 --------                ---------
Net Cash Used In Operating Activities                              (863,553)                 (23,856)                (863,553)

Cash Flows From Investing Activities                                  -                        -                        -

Cash Flows From Financing Activities
   Borrowings Under Notes Payable                                     70,000                        0                   70,000
   Proceeds From Sale of Common Stock                                900,000                   26,170                  900,000
   Offering Costs                                                  (105,000)                        0                (105,000)
                                                                   ---------                   ------                ---------
Net Cash Provided By Financing Activities                            865,000                   26,170                  865,000
                                                                   ---------                   ------                  -------

Increase in Cash and Cash Equivalents                                  1,447                    2,314                    1,447

Cash and Cash Equivalents, Beginning of Year                           3,061                      747                    3,061
                                                                     -------                    -----                   ------

Cash and Cash Equivalents, End of Year                        $        4,508         $          3,061           $        4,508
                                                                     =======                    =====                   ======



                                                                                                       From Incep-
                                                                                                     tion (February
                                                                                                      17, 1993) to
                                                                     Year Ended     Year Ended        December 31,
                                                                    December 31,   December 31,          1999
                                                                        1999            1998             ----
                                                                        ----            ----
Supplemental Information:
-------------------------




  The accompanying notes are an integral part of these financial statements.

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
        PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999








Cash paid for:
   Interest                                                             $            0      $           0      $            0
                                                                              ========             ======           =========
   Income taxes                                                         $            0      $           0      $            0
                                                                              ========             ======           =========

Supplemental Noncash Investing and Financing Activities:
   Common Stock Issued For Services Rendered                            $            0      $      13,000      $       13,000
                                                                             =========             ======           =========
   Conversion of Debt to Equity                                         $    1,000,000      $          0       $    1,000,000
                                                                             =========             =====            =========
   Assets Acquired For Common Stock                                     $    1,020,465      $          0       $    1,020,465
                                                                             =========             =====            =========
   Common Stock Issued as Dividends-In-Kind                             $    2,008,096      $          0       $    2,008,096
                                                                             =========             =====            =========



  The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION

     Healthbridge, Inc. (the Company) (Healthbridge Texas) was incorporated under the laws of the State of Texas on February 17, 1993, as GFB Alliance Services, Inc., with an authorized capital of 10,000 shares of $0.10 par value common stock. On December 17, 1996, the Company changed the name of the corporation to World Staffing II, Inc., and increased its authorized capital to 50,000,000 shares of $0.0001 par value common stock. The articles of amendment were filed on July 24, 1997, with the State of Texas. On November 3, 1998, the Company amended its articles of incorporation and changed its name to WattMonitor, Inc. (WattMonitor). On February 28, 1999, WattMonitor and Healthbridge, Inc. (a Delaware Corporation) (Healthbridge Delaware) completed a merger converting 8,814,284 shares of Healthbridge Delaware common stock into WattMonitor common stock as more fully described below. On May 13, 1999, the Company amended its articles of incorporation and changed its name to Healthbridge, Inc. (Healthbridge Texas), and increased its authorized capital to 75,000,000 million shares of stock: 25,000,000 shares of $0.0001 par value preferred stock, and 50,000,000 shares of $0.0001 par value common stock. The Company has a perpetual existence.

     On February 17, 1993, WattMonitor issued 60,000 (1,200,000 current equivalent) shares of common stock for organization costs at $0.02 per share, or $1,200.

     During February 1997, WattMonitor issued 641,360 shares of common stock for cash of $80,272.

     On February 12, 1997, the Board of Directors of WattMonitor approved a 200 for 1 forward split.

     On September 9, 1998, WattMonitor issued 130,000 shares of common stock for services rendered at $0.10 per share, or $13,000.

     On October 29, 1998, WattMonitor issued 523,400 shares of common stock for cash at $0.05 per share, or $26,170.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



     On October 29, 1998, the Board of Directors of WattMonitor approved a 1 for 10 reverse split.

     During 1998, WattMonitor adjusted its shares up by 5,990 shares of common stock for rounding.

     During 1999, WattMonitor adjusted its shares down by 750 shares of common stock for rounding.

NOTE 1 - ORGANIZATION (CONTINUED)

     During February 1999, WattMonitor completed a Private Placement Memorandum for 450,000 shares of common stock for cash at $2.00 per share, or $900,000, less offering costs of $105,000.

     As of February 28, 1999, WattMonitor's total outstanding shares prior to the merger agreement dated February 28, 1999, (as more fully described below) were 2,950,000 shares of common stock.

     On January 27, 1999, Healthbridge Delaware issued 2,560,237 shares of common stock in exchange for certain assets per an Asset Purchase Agreement dated January 27, 1999, at net book value, or $1,020,465. The outstanding shares of Healthbridge Delaware common stock on this date were 410,000 shares, originally issued as founders shares at par value, or a net book value of $0.

     During February 1999, Healthbridge Delaware issued 1,004,048 shares of common stock as dividends-in-kind at $2.00 per share, or $2,008,096.

     During February 1999, Healthbridge Delaware issued 4,850,000 shares of common stock by converting debt to equity at $0.21 per share, or $1,000,000.

                              HEALTHBRIDGE, INC.
                         (FORMERLY WATTMONITOR, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998



     As of February 28, 1999, Healthbridge Delaware's total outstanding shares prior to the merger agreement dated February 28, 1999, (as more fully described below) were 8,814,285 shares of common stock.

     An "Agreement and Plan of Merger" dated February 28, 1999, was completed on May 13, 1999, between Healthbridge Delaware and WattMonitor, with WattMonitor being the surviving corporation and continuing in existence under the laws of the State of Texas under the name "Healthbridge, Inc." Healthbridge Texas (formerly WattMonitor) converted 8,814,284 shares of Healthbridge Delaware common stock into the right to receive 8,814,284 shares of the Healthbridge Texas common stock. The authorized capital of Healthbridge Delaware consists of 10,000,000 shares of $0.001 par value common stock. As of the date of the merger, 8,814,284 shares (adjusted by one share for rounding, or 8,814,285) of Healthbridge Delaware common stock were outstanding, all of which were validly issued, fully paid and nonassessable; and the outstanding common stock of WattMonitor was 2,950,000 shares, all of which were validly issued, fully paid and nonassessable.

     The merger is treated as a reverse acquisition as prescribed by Accounting Principles Board No. 16, "Business Combinations," because the shareholders of the company being acquired retained actual control of the resulting combined company. Healthbridge Delaware is the continuing reporting entity for accounting purposes and Healthbridge

NOTE 1 - ORGANIZATION (CONTINUED)

     Texas (formerly WattMonitor) was the acquirer for legal purposes. The equity section reflects the recapitalization of the merger: retirement of old shares and issuance of new shares for the net equity of Healthbridge Texas, with no goodwill being recorded, or $798,061.

     During 1999, the Company adjusted its common shares up by 3,000 (30,000 shares adjusted for 1 for 10 reverse split) for certificates previously issued on February 17, 1993, for organizational costs, but not reflected as outstanding by the previous transfer agent.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



     The Company is engaged in the business of developing a product for the medical waste industry known as the Redloc II Waste Disposal System, which is a system that the Company represents can process regulated medical waste near the point of generation and maintain containment throughout the process of sterilization. The technology is based upon a proprietary process that allows medical waste, including hard-to-shred materials such as fabric, mopheads and metals, to be rendered benign with virtually no dangerous exposure to the waste handlers and no by-products.

     The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in developing its existing product, and although its planned principal operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. Management's plans include obtaining working capital funds by seeking additional funding from private and public equity investments to meet such needs. The accompanying financial statements should not be regarded as typical for normal operating periods.

     The financial statements have been prepared on the basis of accounting principles applicable to a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continuation of the Company as a going concern is dependent upon the success of the Company in obtaining additional funding or the success of its future operations. The Company's ability to achieve these objectives cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     Method of Accounting

     The Company's financial statements are prepared using the accrual method of accounting.

     Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Inventory Inventory is stated at cost.

     Property and Equipment

     Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives ranging from three to seven years.

     Intangible Assets

     Intangible assets represent patents and are recorded at cost in accordance with Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." The Company amortizes the intangible assets using the straight-line method over the term of the specific agreements. Continually, the Company evaluates whether the estimated useful life used to amortize an intangible asset is appropriate due to changing facts and circumstances resulting in increases or decreases in the asset's estimated useful life, and records the change prospectively.

     Long-Lived Assets

     The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operation when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

  Use of Estimates

     Preparing financial statements requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998






     Income Taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Per Share of Common Stock

     Basic earnings or loss per share has been computed based on the weighted average number of common shares and common share equivalents outstanding. All earnings or

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. All per share and per share information have been adjusted retroactively to reflect stock splits and changes in par value.

     Capital Structure

     The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements

     Comprehensive Income

     The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998





     Start-Up Costs

     Effective January 1, 1999, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position
     (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $102,500. See Note 3. This new requirement did not have a significant effect on 1998 loss before the cumulative effect of the accounting change.

     Presentation

     Certain accounts from prior years have been reclassified to conform with the current year's presentation.

     Pending Accounting Pronouncements

     It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

     Dividends-In-Kind

     Dividends-in-kind represent the issuance of common stock without consideration and are recorded at the fair value of the shares received. Transfers of shares of the Company's common stock as dividends are essentially no more than a realignment of stockholders' equity.

NOTE 3 - ASSET PURCHASE AGREEMENT

     On January 27, 1999, Healthbridge Delaware completed an "Asset Purchase Agreement" (APA), with Roatan Medical Technologies, Inc. (a Nevada Corporation), WinTex Corporation (a Texas Corporation and wholly owned subsidiary of Roatan Medical Technologies, Inc.), Roatan Medical Services Inc. (a Texas Corporation), and United Services, Inc. (United), and Mr. Wilhelm Liesner (an individual), the "Sellers." Healthbridge Delaware issued 2,560,237 shares of Healthbridge common stock in exchange for all of the assets of the sellers including all patents, inventories, machinery, equipment, intangibles, and cash on hand and in banks as described below. Certain assets, such as all

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



     tax loss carryforwards, carrybacks, net operating losses, refunds, offsets, etc., are excluded from the exchange. In accordance with the restructuring, Healthbridge Delaware also assumed certain of the payment and performance obligations of the Sellers and its principal stockholder. The following is a summary of the assets acquired and liabilities assumed:

     Assets Acquired:


     Inventory (Note 4)                                 $       40,395
     Fixed Assets, Net (Note 5)                                 10,778
     Organization Costs (Note 2)                               102,500
     Patents, Net (Note 6)                                   2,100,007                            2,253,680
                                                           -----------------------------

     Liabilities Assumed:

     FCIC Promissory Note (FCIC)                             1,000,000
     Accounts Payable per agreement

       (includes FCIC "Expense Notes"

           of $84,681) (See below)                             233,215                           (1,233,215)
                                                          ------------------------------        ----------
     Additional Paid In Capital                                                         $         1,020,465
                                                                                                  =========




     On February 24, 1999, an "Assumption and Release Agreement," (ARA) was executed by and among Healthbridge Delaware (the Assumptor), Roatan Medical Technologies, Inc., Roatan Medical Services, Inc., and United Services, Inc. (the Original Borrower Principals), Wilhelm Liesner (Liesner) and First Capital Invest Corp., BVI (FCIC). Healthbridge Delaware assumed all of the payment and performance obligations of the Original Borrower Principals and Liesner to FCIC under the various agreements. Additionally, FCIC was given a conversion right, which they exercised on or around February 26, 1999, in connection with the transfer of the assets in the APA which applied to the principal balance of the note only for the conversion of 4,850,000 shares of common stock in cancellation of $1,000,000 principal amount of the note. Interest accrued under the note was forgiven upon the exercise of the conversion right. Certain FCIC "Expense Notes" were assumed under the APA and are included in accounts payable per above, and

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


     bear interest at 10% per annum. Accrued interest at December 31, 1999, on the notes was $6,351.

NOTE 3 - ASSET PURCHASE AGREEMENT (CONTINUED)

     Subsequent to the issuance of the Company's financial statements, management became aware that certain liabilities assumed in the original financial statements were in excess of those intended to be assumed per the agreement as a result of a misinterpretation of the ARA. The deletion of these items in the revised financial statements has the effect of increasing additional paid in capital by $811,227 in connection with the APA transaction (the total amount of the incorrect assumed liabilities). As a result, notes payable decreased by $96,159, accounts payable decreased by $37,046, and other assumed liabilities decreased by $678,022 ($473,841 and $204,181, respectively) representing debt converted to equity, or 711,448 (557,948 and 153,500, respectively) shares. The 711,448 shares of common stock were transferred as dividends-in-kind at $2.00 per share (the fair value of the shares transferred), representing full satisfaction of obligations incurred by the former principle stockholder and his affiliated companies during various periods prior to the APA. Additionally, in consideration for the 557,948 shares of Healthbridge Delaware common stock transferred, the parties involved released the principle stockholder and his affiliated companies of all claims and any rights relating to the patents. These events occurred prior to the merger agreement dated February 28, 1999, as more fully described in Note 1.

NOTE 4 - INVENTORY

     Inventory consists of (6) sterilizers and various other supplies. Inventory at December 31, 1999 was $40,395. See Note 3.

NOTE 5 - FIXED ASSETS

     Property and equipment consists of office equipment and is as follows at December 31, 1999:

     Cost                                                   $   24,786
     Accumulated Depreciation                                   19,004
                                                                --------
     Net Book Value                                         $    5,782
                                                               =======


     Depreciation charged to operations during 1999 was $4,956.  See Note 3.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 6 - PATENTS

     The Company has two patents: (1) U.S. Patent No. 5,728,310 "Microwave waste sterilizer and method of use," and (2) U.S. Patent No. 5,495,941,
     "Dual compartment sterilizable waste containment unit."   The estimated
     useful lives of the patents are seventeen (17) years. Patents represent the rights to utilize a combination of microwave and steam technology to sterilize infectious waste. The self-contained modular system known as the "Redloc II Waste Disposal System," processes infectious waste in pressurized reusable containers until the waste is sterilized. The waste is then processed through a granulator before disposal in public waste facilities. Amortization expense included in operations for 1999 is $123,530. See Note 3.

NOTE 7 - NOTES PAYABLE, OTHER

     Notes Payable, other represents the following at December 31, 1999:

     Valor Invest, Ltd. (1)  $    20,000
     Valor Invest, Ltd. (2)      50,000
                                 ------
     Total $    70,000
                ======

     (1) Valor Invest, Ltd. (an Irish Corporation) - dated December 16, 1999, in the original amount of $20,000, together with interest due at the rate of 9% per annum, and due on demand. Accrued interest at December 31, 1999, was $69.

     (2) Valor Invest, Ltd. (an Irish Corporation) - dated November 9, 1999, a line of credit up to $150,000, with interest at 8% per annum. The term of the loan commences on the date of the first advance and is due and payable upon the earlier of (i) November 15, 2000, or (ii) the consummation of any equity or debt financings providing the Company with at least $1,000,000 in gross proceeds. Individual promissory notes are executed to receive funds. On November 15, 1999, $17,000 was advanced and on December 7, 1999, $33,000 was advanced, for total advances of $50,000 at December 31, 1999. Accrued interest at December 31, 1999, was $341. See Note 11.

NOTE 8 - INCOME TAXES

     There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following at December 31:

        1999   1998
        ----   ----
     Deferred Taxes

     NOL Carryforwards $   1,129,693   29,107  Valuation Allowance  (1,129,693)
     (29,107)

     Net Deferred Tax Assets $                 0             $              0
                                       =========                  ===========

     The Company has available net operating loss carryforwards of approximately $3,200,000 for tax purposes to offset future taxable income, which expire principally in the year 2019.

NOTE 9 - STOCK OPTION PLANS

     On April 8, 1999, the Board of Directors approved the 1999 Stock Incentive Plan and reserved 1,500,000 shares of common stock exclusively for issuance pursuant to Stock Incentives. The exercise price per share will be identified in each Stock Incentive Agreement, but in no event will be less than the fair market value on the date of grant. The op-

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


     tion expiration date is ten years after the date the option is granted for a participant who is not an over 10% owner, and five years for a participant who is an over 10% owner.

     On April 8, 1999, the Board of Directors approved the 1999 Outside Directors' Stock Option Plan and reserved 120,000 shares of common stock for issuance pursuant to an agreement stating the terms of the plan. Each agreement shall provide the following terms: (1) the exercise price per share will be the fair market value as of the date of grant; (2) the option expiration date is ten years following the date of grant, or one year after the date the Director ceases to serve upon the Board of Directors; and (3) that the option is fully vested.

     As of the date of these financial statements, no options have been granted under the 1999 Stock Incentive Plan and no options have been granted under the 1999 Outside Directors' Stock Option Plan.

NOTE 10 - SUBSEQUENT EVENTS

     As of the date of these financial statements, the Company has received additional advances of $175,000 from Valor Invest Ltd. (Valor), due on demand, with interest at 9% per annum, for a total of $245,000 in outstanding advances due Valor.

     On April 1, 2000, the Company entered into an agreement with Valor to borrow an additional $5,000 and to consolidate the notes outstanding of $245,000, for a total of $250,000, bearing interest at 9% per annum from the date of the advance, and maturing on April 14, 2001. The consolidated note was converted into 500,000 "units" at the price of $0.50 per unit. Each unit consists of one share of common stock, par value $0.0001 per share, and one common stock purchase warrant carrying an exercise price of $0.50 per share.

                              HEALTHBRIDGE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                     MARCH 31, 2000 AND DECEMBER 31, 1999


ASSETS                                                                     2000                     1999
                                                                           ----                     ----
Current Assets
   Cash                                                                   $        15,899           $        4,508
   Inventory                                                                       40,395                   40,395
                                                                                   ------                   ------
Total Current Assets                                                               56,294                   44,903


Fixed Assets, Net                                                                   4,543                    5,782


Other Assets
   Patents, Net                                                                 1,945,594                1,976,477
                                                                                ---------                ---------

Total  Assets                                                              $    2,006,431           $    2,027,162
                                                                                =========                =========




LIABILITIES AND STOCKHOLDERS' EQUITY                                       2000                     1999
                                                                           ----                     ----
Current Liabilities

   Accounts Payable (Note 2)                                               $      472,621           $      351,474
   Notes Payable, Other (Note 2)                                                  245,000                   70,000
   Accrued Interest (Note 2)                                                       11,716                    6,761
                                                                                   ------                    -----
Total Current Liabilities                                                         729,337                  428,235

Commitments and Contingencies



                              HEALTHBRIDGE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                     MARCH 31, 2000 AND DECEMBER 31, 1999




Stockholders' Equity
   Preferred Stock:  $0.0001 Par Value, Authorized
25,000,000;  Issued and Outstanding, None                                            None                     None
   Common Stock:  $0.0001 Par Value, Authorized
50,000,000; Issued and Outstanding, 11,777,285                                      1,178                    1,178
   Additional Paid In Capital                                                   4,825,444                4,825,444
   Deficit Accumulated During the Development Stage                           (3,549,528)              (3,227,695)
                                                                              -----------               ----------
Total Stockholders' Equity (A Deficit)                                          1,277,094                1,598,927
                                                                                ---------               ----------

Total Liabilities and Stockholders' Equity                                 $    2,006,431           $    2,027,162
                                                                                =========                =========


                               HEALTHBRIDGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999, AND FOR THE
           PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO MARCH 31, 2000

                                                                                                                From Incep-
                                                                                                              tion (February
                                                                                                               17, 1993) to
                                                                                                                 March 31,
                                                             Three Months Ended     Three Months Ended             2000
                                                               March 31, 2000         March 31, 1999               ----
                                                               --------------         --------------
Revenues                                                      $              0        $            0         $            0

Expenses

   General and Administrative                                          316,878               113,285              1,435,113
                                                                       -------               -------              ---------

Operating Loss                                                       (316,878)             (113,285)            (1,435,113)

Other Income (Expense)
   Interest Income                                                           0                     0                  7,897
   Interest Expense                                                    (4,955)                     0               (11,716)
                                                                       ------                      -               -------
Total Other Income (Expense)                                           (4,955)                     0                (3,819)
                                                                       ------                      -                ------


Net Loss Before Cumulative Effect of Accounting Change               (321,833)             (113,285)            (1,438,932)

Cumulative Effect of Accounting Change                                      0              (102,500)              (102,500)
                                                                            --             ---------              --------

Net Loss Available to Common Stockholders                     $      (321,833)        $    (215,785)         $  (1,541,432)
                                                                      =======              =========             ==========

Basic Loss Per Common Share
   Loss Before Cumulative Effect of Accounting Change         $         (0.03)        $       (0.01)         $       (0.12)
   Cumulative Effective of Accounting Change                              0.00                (0.01)                 (0.01)
                                                                          ----                ------                 -----
Net Loss                                                      $         (0.03)        $       (0.02)         $       (0.13)
                                                                        =====                =======                 =====

Basic Weighted Average Number of
Common Shares Outstanding                                           11,777,285             9,022,252             11,777,285
                                                                    ==========             =========             ==========

                               HEALTHBRIDGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999, AND FOR THE
           PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO MARCH 31, 2000


                                                                                                      From Inception (February
                                                           Three Months Ended    Three Months Ended         17, 1993) to
                                                             March 31, 2000        March 31, 1999          March 31, 2000
                                                             --------------        --------------          --------------
Cash Flows From Operating Activities
   Net Loss                                                  $     (321,833)       $    (215,785)         $    (1,541,432)
   Adjustments to Reconcile Net Loss to Net Cash Used
In Operating Activities
      Common Stock Issued For Services Rendered                            0                    0                        0
      Depreciation and Amortization                                   32,122               32,122                  160,648
      Write Off of Organizational Costs                                    0              102,500                  102,500
   Changes in Assets and Liabilities
      Increase (Decrease) in Accounts Payable                        121,147             (31,932)                  239,406
      Increase (Decrease) in Accrued Liabilities                       4,955                    0                   11,716
                                                                       -----              -------                 --------
   Total Adjustments                                                 158,224              102,690                  514,270
                                                                     -------              -------                ---------
Net Cash Used In Operating Activities                              (163,609)            (113,095)              (1,027,162)

Cash Flows From Investing Activities                               -                       -                       -

Cash Flows From Financing Activities
   Cash Received for Common Shares in Connection with
the WattMonitor, Inc. Acquisition                                          0              798,061                  798,061
   Borrowings Under Notes Payable                                    175,000                    0                  245,000
                                                                     -------             --------                ---------
Net Cash Provided By Financing Activities                            175,000              798,061                1,043,061
                                                                     -------             --------                ---------

Increase in Cash and Cash Equivalents                                 11,391              684,966                   15,899

Cash and Cash Equivalents, Beginning of Period                         4,508                    0                        0
                                                                       -----              -------                ---------

Cash and Cash Equivalents, End of Period                     $        15,899       $      684,966         $         15,899
                                                                      ======              =======                  =======





                                                                                                                   From Inception
                                                                                                                    (February 17,
                                                                 Three Months Ended      Three Months Ended            1993) to
                                                                    March 31, 2000         March 31, 1999          March 31, 2000
                                                                    --------------         --------------          --------------
Supplemental Information:
Cash paid for:
   Interest                                                  $                 0      $                 0       $               0
                                                                      ==========              ===========              ==========
   Income taxes                                              $                 0      $                 0       $               0
                                                                      ==========              ===========              ==========

                               HEALTHBRIDGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999, AND FOR THE
           PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO MARCH 31, 2000


Supplemental Noncash Investing and Financing Activities:
   Common Stock Issued For Services Rendered                       $                 0    $             0     $       13,000
                                                                           ===========             ======          =========
   Conversion of Debt to Equity                                    $                 0    $     1,000,000     $    1,000,000
                                                                          ============          =========          =========
   Issuance of Common Stock in Completion of Asset
      Purchase Agreement Dated January 27, 1999                    $                 0    $     1,020,465     $    1,020,465
                                                                           ===========          =========          =========
   Common Stock Issued as
      Dividends-In-Kind                                            $                 0    $     2,008,096     $    2,008,096
                                                                           ===========          =========          =========

                              HEALTH BRIDGE, INC.
                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                MARCH 31, 2000

NOTE 1.  Statement of Information Furnished


The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Form 10QSB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of March 31, 2000, the results of operations for the three months ended March 31, 2000, and the statement of cash flows for the three months ended March 31, 2000. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's Registration Statement on Form 10-SB.



Certain information and footnote disclosure normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the accompanying financial statements and notes thereto incorporated by reference in the Company's Registration Statement on Form 10-SB.


Note 2.  Notes Payable, Other

Healthbridge, Inc. (Healthbridge) was advanced an additional $175,000, at 9% per annum, for the three months ended March 31, 2000, from Valor Invest, Ltd., for a total of $245,000, plus accrued interest of $3,248.